Offer to Purchase for Cash

All Outstanding Shares of Common Stock
of
NORTH AMERICAN GALVANIZING & COATINGS, INC.
at
$7.50 Net Per Share
by
BIG KETTLE MERGER SUB, INC.
an Indirect Wholly Owned Subsidiary of
AZZ INCORPORATED

The offer and withdrawal rights will expire at 5:00 p.m., Central Daylight Saving Time, on June 7, 2010, unless the offer is extended.

The offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 31, 2010 (the “Merger Agreement”), by and among AZZ incorporated, a Texas corporation (“Parent”), Big Kettle Merger Sub, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Parent (“Purchaser”), and North American Galvanizing & Coatings, Inc., a Delaware corporation (the “Company”). The Board of Directors of the Company has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (each as defined herein), has unanimously determined that the Merger is advisable and that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company’s stockholders (the “Stockholders”), and unanimously recommends that the Stockholders accept the offer and tender their shares pursuant thereto.

The offer is conditioned upon, among other things, there being validly tendered, and not withdrawn prior to the Expiration Date (as defined herein), that number of shares of common stock, par value $0.10 per share (the “Common Stock”), of the Company that, together with the shares of Common Stock that are not tendered for which the Purchaser holds an option to purchase pursuant to the Stockholders Agreement (as defined herein) (including restricted Shares, Shares subject to options and Shares subject to the Company’s Director Stock Unit Program), constitutes two thirds (2/3) of the shares of Common Stock outstanding on a fully diluted basis (as defined in the Merger Agreement) on the date shares are accepted for payment (the “Minimum Condition”). The Offer is also subject to other terms and conditions set forth in this Offer to Purchase. The Offer is not subject to a financing condition. See Section 14 — “Conditions of the Offer,” for more information.

Any Stockholder desiring to tender all or any portion of his or her shares of Common Stock (the “Shares”) should either (1) complete and sign the Letter of Transmittal (as defined herein) or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal or such facsimile with his or her certificate(s) for the tendered Shares and any other required documents to the Depositary (as defined below), (2) follow the procedure for book-entry tender of Shares set forth in Section 3 of this Offer to Purchase or (3) request such Stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender such Shares.

A Stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of this Offer to Purchase.

Questions and requests for assistance may be directed to the Information Agent (as defined below) at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

IMPORTANT

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR FOREIGN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY REPRESENTATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER YOUR SHARES IN THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO PURCHASE DOCUMENT OR IN THE RELATED DOCUMENTS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY OTHER INFORMATION, YOU SHOULD NOT RELY ON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

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SUMMARY TERM SHEET — QUESTIONS AND ANSWERS

Big Kettle Merger Sub, Inc. is offering to purchase all of the outstanding common stock of North American Galvanizing & Coatings, Inc. for $7.50 per share in cash. The following are some of the questions that you, as a stockholder of North American Galvanizing & Coatings, Inc., may have and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Q1	Who is offering to buy my securities?

Our name is Big Kettle Merger Sub, Inc. (the “Purchaser”). We are a Delaware corporation formed for the purpose of making a tender offer (the “Offer”) for all of the common stock of North American Galvanizing & Coatings, Inc. (the “Company”). We are an indirect wholly-owned subsidiary of AZZ incorporated, a Texas corporation (the “Parent”). Parent (together with its affiliates, the “AZZ Group”) is an electrical equipment and components manufacturer and a leading provider of hot dip galvanizing services to the steel fabrication market nationwide. The AZZ Group offers products through two distinct business segments, the Electrical and Industrial Products Segment and the Galvanizing Services Segment. The Electrical and Industrial Products Segment serves the global power generation, transmission and distribution markets and the general industrial market. The Galvanizing Services Segment consists of hot dip-galvanizing facilities located throughout the South, Midwest and Southwest United States. See the “Introduction” to this Offer to Purchase, Section 9 — “Certain Information Concerning Purchaser and Parent” and Schedule I.

Q2	What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding shares of common stock of the Company (each, a “Share” and together, the “Shares”). See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Q3	How much are you offering to pay? What is the form of payment?

We are offering to pay $7.50 per Share, net to you, in cash. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Q4	Will I have to pay any fees or commissions if I tender my Shares?

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase and Section 3 — “Procedure for Tendering Shares.”

Q5	Do you have the financial resources to make payment?

Yes. Parent will provide us with sufficient funds to purchase all Shares validly tendered and not withdrawn in the Offer and to provide funding for the merger, which is expected to follow the successful completion of the offer (the “Merger”) in accordance with the terms and conditions of the Agreement and Plan of Merger by and among the Purchaser, the Parent and the Company dated as of March 31, 2010 (the “Merger Agreement”). The Offer is not conditioned on any financing arrangements. See Section 10 — “Source and Amount of Funds.”

Q6	Is your financial condition relevant to my decision to tender in the Offer?

We do not think our financial condition is relevant to your decision whether to tender in the Offer because the form of payment consists solely of cash immediately available to us from our Parent, because the Offer is not subject to any financing condition and because the Offer is for all outstanding Shares. Also, following consummation of the Offer, Purchaser will acquire all Shares that are not tendered for the same price in the Merger. See Section 10 — “Source and Amount of Funds.”

Q7	How long do I have to decide whether to tender in the Offer?

Unless the Offer is extended, you will have until 5:00 p.m., Central Daylight Saving Time, on Monday, June 7, 2010, to tender your Shares in the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Tendering Shares.”

Q8	Can the Offer be extended and under what circumstances?

Subject to the terms of the Merger Agreement, we can extend the Offer. We have agreed in the Merger Agreement that, without the Company’s consent:

•	We may extend the Offer for one or more additional periods of up to 20 business days with such length as Purchaser determines consistent with applicable law, provided that each such extension shall be for not more than 10 business days if all of the conditions of the Offer, as set forth in the Merger Agreement, other than the Minimum Condition (as defined in our answer to Question 10 below) have been satisfied or waived.

•	If the Minimum Condition has been satisfied but the number of Shares that have been accepted for payment pursuant to the Offer, calculated in the manner set forth in Section 1.1(f) of the Merger Agreement, represents less than 80% of all outstanding Shares on a fully diluted basis (as described in our answer to Question 10 below), we may provide for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

If the Minimum Condition is not satisfied, we shall (to the extent requested in writing by the Company) extend the Offer for up to two periods of not less than 10 business days each and up to 20 business days each with such lengths as we determine consistent with applicable law. In addition, we shall extend the then scheduled expiration date of the Offer for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the Securities and Exchange Commission (the “SEC”) or its staff or the Nasdaq Stock Market (“Nasdaq”).

For more details on our ability to extend the Offer, see Section 1 — “Terms of the Offer.”

Q9	How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A. (the “Depositary”) of that fact and will make a public announcement of the extension not later than 9:00 a.m., Eastern Daylight Saving Time, on the next business day after the day on which the Offer was otherwise scheduled to expire pursuant to Rule 14d-11 under the Exchange Act. See Section 1 — “Terms of the Offer.”

Q10	What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares that are validly tendered:

•	Unless the number of Shares validly tendered and not withdrawn before the expiration date of the Offer (including Shares tendered pursuant to the Stockholders Agreement (as defined in our answer to Question 15 below)), together with Shares owned by Purchaser or Parent and Shares that are not tendered for which we hold an option to purchase pursuant to the Stockholders Agreement (including restricted Shares, Shares subject to options and Shares subject to the Company’s Director Stock Unit Program), represents at least two thirds (2/3) of the then outstanding Shares on a fully diluted basis. We call this condition the “Minimum Condition.” When we use the term “fully diluted basis,” we mean the number of shares outstanding, together with the shares that the Company may be required to issue under options and warrants that do not terminate when the offer is completed, whether or not those options and warrants are vested or exercisable at that time, but not including Shares issuable upon the exercise of unexercised warrants.

•	If the Company has experienced a material adverse change with respect to its business, operations, properties, liabilities or condition (with certain exceptions).

The Offer is also subject to a number of other conditions. We can waive any or all of the conditions to the Offer in our sole discretion, other than the Minimum Condition. See Section 1 — “Terms of the Offer” and Section 14 — “Conditions of the Offer.”

Q11	How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. If you hold some Shares represented by certificates and other Shares in book-entry form, you should tender your Shares represented by certificates by delivery of the certificates with the Letter of Transmittal to the Depositary and follow the procedures for book-entry transfer with respect to your book-entry Shares.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 — “Procedures for Tendering Shares.”

Q12	Until what time may I withdraw previously tendered Shares?

You may withdraw Shares at any time until the Offer has expired. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.” If we choose to provide a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered during the initial offering period or to withdraw any Shares that you tender during such subsequent offering period.

Q13	How do I withdraw previously tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 4 — “Withdrawal Rights.”

Q14	What does the Board of Directors of the Company think of the Offer?

We are making the Offer pursuant to the Merger Agreement. The Board of Directors of the Company has unanimously approved the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger. The Board of Directors of the Company has determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and has recommended that the stockholders of the Company accept the Offer and tender their Shares to us. See the “Introduction” to this Offer to Purchase.

Q15	Have any stockholders agreed to tender their Shares?

Yes. Stockholders who are directors of the Company have each agreed to tender all of their Shares, representing in total approximately 19% of the outstanding Shares, pursuant to the Stockholders Agreement by and among Parent, Purchaser and such stockholders (the “Stockholders Agreement”). Each of these stockholders, in their respective capacities as stockholders, has also agreed to vote in favor of the Merger and against any competing acquisition proposal, subject to certain limitations set out in the Stockholders Agreement. See the “Introduction” to this Offer to Purchase.

Q16	If the Offer is completed, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to complete the Merger. If the Merger takes place, the Company will no longer be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held shares that (i) the Company’s common stock may no longer be eligible to be quoted and traded on the Nasdaq or any other securities market or exchange, (ii) there may not be any public trading market for the Company’s common stock and (iii) the Company may cease making filings with the SEC or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. See Section 7 — “Effect of the Offer on Market for the Shares, Stock Market Quotation, and Exchange Act Registration.”

Q17	Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

If we accept for payment and pay for at least two thirds (2/3) of the Shares on a fully diluted basis, we will be merged with and into the Company. If that Merger takes place, our Parent will own indirectly all of the Shares, and all other persons who were stockholders of the Company immediately prior to the Merger (other than stockholders properly exercising appraisal rights) will receive $7.50 per Share in cash (or any higher price per Share that is paid in the Offer). See the “Introduction” to this Offer to Purchase.

Q18	If I decide not to tender, how will the Offer affect my Shares?

If the Merger described above takes place, stockholders not tendering in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer (subject to any appraisal rights properly exercised under Delaware law), but such stockholders will only be paid once the Merger has occurred. Therefore, if you tender your Shares in the Offer, you will be paid earlier than if you wait until after the Merger to surrender your Shares. If the Merger does not take place, however, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Company’s common stock. Furthermore, the Company may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 7 — “Effect of Offer on Market for Shares, Stock Market Quotation, and Exchange Act Registration.”

Also, if we purchase Shares in the Offer, we will be entitled to designate that number of directors as will give us representation on the Company’s Board of Directors proportionate to the number of Shares we hold. That means that if we acquire two-thirds (2/3) of the outstanding Shares in the Offer (including through the purchase of shares for which we have an option to purchase, as discussed herein), we will control the Company’s Board of Directors. In addition, at the effective time of the Merger, our directors will replace the directors of the Company. See Section — 11 “Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement.”

Q19	Will there be appraisal rights in connection with the Offer?

There are no appraisal rights in connection with the Offer. However, if the Merger takes place, stockholders who have not sold their Shares in the Offer will have appraisal rights under Delaware law. See Section 12 — “Purpose of the Offer and the Merger; Plans for the Company; Stockholder Approval and Appraisal Rights.”

Q20	What is the market value of my Shares as of a recent date?

On March 31, 2010, the last trading day before we announced the signing of the Merger Agreement, the closing price of the Company’s common stock reported on Nasdaq was $5.56 per Share. On April 30, 2010, the closing price of the Company’s common stock reported on Nasdaq was $7.50 per Share. We encourage you to obtain a recent quotation for Shares of the Company’s common stock in deciding whether to tender your Shares. See Section — 6 “Price Range of Shares; Dividends.”

Q21	What are certain United States federal income tax consequences of tendering Shares?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, you will recognize capital gain or loss equal to the difference between your adjusted tax basis in the Shares you tender and the amount of cash you receive for those Shares. If you are a U.S. stockholder and you tender your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held the Shares for at least one year. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares. See Section 5 — “Certain Federal Income Tax Consequences of the Offer and the Merger.”

Q22	To whom may I speak if I have questions about the Tender Offer?

You may call the information agent for the offer, Georgeson Inc., at (866) 856-0524 (toll free) or the dealer manager for the Offer, Georgeson Securities Corporation, at (800) 445-1790 (toll free). See the back cover of this Offer to Purchase.

To the Holders of Shares of Common
Stock of North American Galvanizing & Coatings, Inc.

INTRODUCTION

Big Kettle Merger Sub, Inc., a Delaware corporation (the “Purchaser”), and an indirect wholly-owned subsidiary of AZZ incorporated, a Texas corporation (“Parent”), hereby offers to purchase all of the outstanding shares (the “Shares”) of common stock, par value $0.10 per share (the “Common Stock”), of North American Galvanizing & Coatings, Inc., a Delaware corporation (the “Company”), at a price of $7.50 per Share, without interest thereon, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended and supplemented from time to time, together constitute the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of March 31, 2010, among the Company, Parent and Purchaser (the “Merger Agreement”). The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement, including the purchase of Shares pursuant to the Offer (sometimes referred to herein as the “consummation” of the Offer) and the adoption of the Merger Agreement by the stockholders of the Company (the “Stockholders”) in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be an indirect wholly-owned subsidiary of Parent. The purpose of the Offer and the Merger is to facilitate the acquisition of all of the Shares for cash and thereby enable Parent to own indirectly 100% of the Shares. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time held by the Stockholders will be canceled and (other than the Shares owned by Parent, Purchaser and any other wholly-owned subsidiary of Parent), subject to appraisal rights under the DGCL, converted automatically into the right to receive $7.50 in cash, or, in the event any higher price is paid in the Offer, such higher price (the “Merger Consideration”), without interest. The Merger Agreement is more fully described in Section 11 — “Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement.” Stockholders who hold their Shares at the time of the Merger and who fully comply with the statutory dissenters’ procedures set forth in the DGCL will be entitled to dissent from the Merger and have the fair value of their Shares (which may be more than, equal to, or less than the Merger Consideration) judicially determined and paid to them in cash pursuant to the procedures prescribed by the DGCL. Dissenters’ rights are available only in connection with the Merger and not in connection with the Offer. See Section 12 — “Purpose of the Offer and the Merger; Plans for the Company; Stockholder Approval and Appraisal Rights.”

The Board of Directors of the Company has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (collectively, the “Transactions”), has unanimously determined that the Merger is advisable and that the terms of the Transactions are fair to, and in the best interests of, the Stockholders, and has unanimously recommended that the Stockholders accept the Offer and tender their Shares pursuant thereto.

The Company has advised Parent that Stephens, Inc., the Company’s financial advisor (the “Advisor”), has delivered to the Company its written opinion, dated March 31, 2010, to the effect that, as of that date and based on and subject to the matters stated in such opinion, the consideration to be received by the Stockholders in the Offer and the Merger is fair, from a financial point of view, to the Stockholders. A copy of the written opinion of the Advisor is contained in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which is being furnished to the Stockholders by the Company in accordance with applicable law. Stockholders are urged to carefully read the full text of the Advisor’s written opinion.

Concurrently with entering into the Merger Agreement, Parent and Purchaser also entered into a Stockholders Agreement with stockholders who are directors of the Company and certain trusts for the benefit of their families (each, a “Signatory Holder”), dated as of March 31, 2010 (the “Stockholders Agreement”), pursuant to which each Signatory Holder (a) agreed to tender all Shares owned by the Signatory Holder in the Offer, (b) granted Parent and Purchaser an option, exercisable under certain circumstances, to purchase all Shares owned by the Signatory Holder at the price per share paid in the Offer (including the Shares underlying the Restricted Securities (as defined in Section 11 below)), and (c) agreed to vote the Signatory Holder’s Shares (including his or her Restricted Shares (as defined in Section 11 below)) in favor of the Merger Agreement and the Merger and against any Takeover Proposal (as defined below), subject to certain restrictions contained therein. In total, the Signatory Holders own approximately 19% of the outstanding Shares. See Section 11 — “Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement.”

The Offer is conditioned upon, among other things, there being validly tendered, and not withdrawn prior to the Expiration Date (as defined herein), that number of Shares of Common Stock that, together with Shares owned by Purchaser, Parent and its affiliates as of the Expiration Date and the Shares for which Purchaser holds an option to purchase pursuant to the Stockholders Agreement, constitutes two thirds (2/3) of the Shares of Common Stock outstanding on a fully diluted basis (as defined in Section 14 — “Conditions of the Offer”) on the date Shares are accepted for payment (the “Minimum Condition”). The Offer is also subject to other terms and conditions set forth in this Offer to Purchase, as described in Section 14 — “Conditions of the Offer.” Parent, in its discretion, may waive these conditions, other than the Minimum Condition.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including (if required by the DGCL and the Company’s Certificate of Incorporation) the adoption of the Merger Agreement by the affirmative vote of the holders of at least two thirds (2/3) of the outstanding Shares entitled to vote thereon. Pursuant to the Company’s Certificate of Incorporation, the affirmative vote of the holders of two thirds (2/3) of the outstanding Shares is the only vote that would be necessary to adopt the Merger Agreement at any required meeting of Stockholders. If the Minimum Condition is satisfied and as a result of the purchase of Shares by Purchaser pursuant to the Offer, Purchaser owns at least two thirds (2/3) of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other Stockholder.

If Purchaser acquires, pursuant to the Offer (including the Top-Up Option (as defined below)), at least 90% of the then issued and outstanding Shares, under the DGCL, Purchaser’s Board of Directors will be able to effect the Merger without a vote of Stockholders pursuant to Section 253 of the DGCL (a “Short-Form Merger”). Prior to effecting such a Short Form Merger, Purchaser would first need to cause the Company’s Certificate of Incorporation to be amended to allow for the Merger to be effected through a Short Form Merger pursuant to the DGCL, which, in the event that Purchaser acquires at least two thirds (2/3) of the then issued and outstanding Shares, the Purchaser could do by causing the Company to file an information statement with the SEC and convening a special meeting of Stockholders to approve such an amendment. If Purchaser does not acquire at least 90% of the then issued and outstanding Shares pursuant to the Offer and the Top-Up Option described in Section 11 — “Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement,” a vote of the Stockholders will be required under the DGCL to effect the Merger and a significantly longer period of time will be required to effect the Merger. To facilitate a Short-Form Merger, in the event Purchaser causes the Company’s Certificate of Incorporation to be amended to permit a Short-Form Merger, the Company has granted Parent and Purchaser an irrevocable option (the “Top-Up Option”), exercisable if the Minimum Condition is met and Parent and Purchaser accept for payment pursuant to the Offer more than 80% but less than 90% of the Shares then outstanding on a fully diluted basis, to purchase additional Shares of Common Stock from the Company at a price per Share equal to the Offer Price. The amount of such additional Shares shall be equal to the amount that, when added to the number of Shares owned by Purchaser immediately following the consummation of the Offer and the number of Shares for which Purchaser holds an option to purchase pursuant to the Stockholders Agreement (after giving effect to any tender of Shares required by the Stockholders Agreement), shall constitute one Share more than 90% of the Shares then outstanding on a fully diluted basis. In addition, Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after the consummation of the Offer.

Purchaser may, without the consent of the Company, (i) extend the Offer for one or more additional periods of up to 20 business days with such length as Purchaser determines consistent with applicable law, provided that each such extension shall be for not more than 10 business days if all of the conditions of the Offer, as set forth in the Merger Agreement, other than the Minimum Condition, have been satisfied or waived and (ii) provide for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), if the Minimum Condition has been satisfied but the number of Shares that have been accepted for payment pursuant to the Offer, calculated in the manner set forth in Section 1.1(f) of the Merger Agreement, represents less than 80% of all outstanding Shares on a fully diluted basis. If the Minimum Condition is not satisfied, Purchaser shall (to the extent requested in writing by the Company) extend the Offer for up to two periods of not less than 10 business days each and up to 20 business days each with such lengths as Purchaser determines consistent with applicable law. In addition, we shall extend the then scheduled expiration date of the Offer for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff or the Nasdaq Stock Market (“Nasdaq”). Pursuant to the rules of the SEC, in order to provide a subsequent offering period after the expiration of the Offer, Purchaser would have to accept and promptly pay for all Shares tendered during the initial offering period. In addition, Purchaser would have to immediately accept and promptly pay for all Shares as they were tendered during the subsequent offering period. A subsequent offering period would not be an extension of the Offer. It would be an additional period of time in which Stockholders could tender Shares not tendered during the Offer. During a subsequent offering period, Stockholders would not be able to withdraw any of the Shares that were already tendered or any of the Shares that were tendered during such subsequent offering period. In addition, the Offer Price may be increased (in which case the Offer will be extended to the extent required by law in connection with such increase) without the consent of the Company.

According to the Company, as of April 2, 2010 there were 16,785,645 Shares issued and outstanding, held by approximately 1,100 holders of record, and 751,666 Shares issuable upon exercise of outstanding options and 1,095,000 Shares issuable upon exercise of warrants. Based on the issued and outstanding Shares, options and warrants as of April 2, 2010 (which number is subject to increase upon the exercise of outstanding options and warrants), the Minimum Condition would be satisfied if at least 11,691,541 shares are tendered in the Offer (including Shares for which the Purchaser holds an option to purchase pursuant to the Stockholders Agreement (as defined below)) and not withdrawn prior to the close of the Offer. Based on the number of issued and outstanding Shares as of April 2, 2010 (which number is subject to increase upon the exercise of outstanding options and warrants or upon the Purchaser’s exercise of the Top-Up Option), Purchaser would be able to effect a Short-Form Merger if 14,029,849 Shares are tendered in the Offer (including Shares for which the Purchaser holds an option to purchase pursuant to the Stockholders Agreement).

Tendering Stockholders who tender Shares directly will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes, if any, with respect to the purchase of Shares by Purchaser pursuant to the Offer. However, any tendering Stockholder or other payee who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to required backup federal income tax withholding of 28% of the gross proceeds payable to such Stockholder or other payee pursuant to the Offer. Purchaser will pay all charges and expenses of Computershare Trust Company, N.A., as Depositary (the “Depositary”), Georgeson Inc., as Information Agent (the “Information Agent”), and Georgeson Securities Corporation, as Dealer Manager (the “Dealer Manager”) in connection with the Offer. See Section 16 — “Fees and Expenses.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date (as herein defined) and not withdrawn as permitted by Section 4 hereof. The term “Expiration Date” means 5:00 p.m., Central Daylight Saving Time, on June 7, 2010, unless and until Purchaser, in accordance with the terms of the Merger Agreement, extends the period for which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date on which the Offer, as so extended, expires.

Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open and to delay acceptance for payment of, and payment for, any Shares, including as a result of the occurrence of any of the events specified in Section 14 hereof, by giving oral or written notice of such extension to the Depositary and by making a public announcement thereof, as described below. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw his or her Shares. See Section 4 — “Withdrawal Rights.”

Subject to the applicable rules and regulations of the SEC, Purchaser also expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time, (1) to terminate the Offer and not accept for payment any Shares if any of the conditions referred to in Section 14 hereof have not been satisfied or upon the occurrence of any of the events triggering the termination rights specified in Section 11 hereof, and (2) to waive any condition, other than the Minimum Condition, or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

Purchaser and Parent have agreed that, without the prior written consent of the Company, no change in the Offer may be made that decreases the price per Share payable in the Offer, that reduces the maximum number of Shares to be purchased in the Offer, that changes the form of consideration payable in the Offer, that amends or waives the Minimum Condition, that amends or modifies the other conditions set forth in Annex I of the Merger Agreement in a manner adverse to the Stockholders, that extends the Expiration Date other than in accordance with the Merger Agreement or that amends any other term of the Offer in a manner adverse to the Stockholders. See Section 14 — “Conditions of the Offer.”

Notwithstanding the foregoing, (i) Purchaser may extend the Offer for one or more additional periods of up to 20 business days with such length as Purchaser determines consistent with applicable law, provided that each such extension shall be for not more than 10 business days if all of the conditions of the Offer, as set forth in the Merger Agreement, other than the Minimum Condition, have been satisfied or waived and (ii) Purchaser may provide for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act, if the Minimum Condition has been satisfied but the number of Shares that have been accepted for payment pursuant to the Offer, calculated in the manner set forth in Section 1.1(f) of the Merger Agreement, represents less than 80% of all outstanding Shares on a fully diluted basis. In addition, the Offer Price may be increased (in which case the Offer will be extended to the extent required by law in connection with such increase) without the consent of the Company.

Any such extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement to be issued no later than 9:00 a.m., Eastern Daylight Saving time, on the next business day after the previously scheduled Expiration Date pursuant to Rule 14d-11(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d), 14d-6(b), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to Stockholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement. If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(b), 14d-6(c) and 14e-1 under the Exchange Act.

Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, Purchaser elects to increase the consideration being offered in the Offer, such increase in the consideration being offered will be applicable to all Stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any increase in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, Central Daylight Saving Time.

The Company has provided Purchaser with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. Using these labels and lists, the Offer will be mailed to record holders of Shares, will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on these lists for subsequent transmittal to beneficial owners of Shares, and may be mailed directly to beneficial owners.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, Purchaser will accept for payment, purchase and pay for, all Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. If Purchaser commences a subsequent offering period in connection with the Offer, Purchaser will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) of the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 15 — “Certain Legal Matters and Regulatory Approvals.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. See Section 3 — “Procedures for Tendering Shares.” Accordingly, tendering Stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations (as defined in Section 3 below) with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the Expiration Date if and when Purchaser gives oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering Stockholders for purposes of receiving payments from us and transmitting such payments to the tendering Stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased

Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering Stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

3. Procedures for Tendering Shares.

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering Stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering Stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within 2 business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering Stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to DTC in accordance with DTC’s procedures, in and of itself, does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share certificate is registered in the name(s) of a person or persons other than the signer(s) of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share certificate, with the signature(s) on such Share certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. A Stockholder who desires to tender Shares pursuant to the Offer and whose Share certificates are not immediately available and cannot be delivered to the Depositary prior to the Expiration Date, who cannot complete the procedure for book-entry transfer prior to the Expiration Date or who cannot deliver all required documents to the Depositary prior to the Expiration Date may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, are received by the Depositary within 3 trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered to the Depositary transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering Stockholders may be paid at different times depending on when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering Stockholder’s acceptance of the Offer and the tendering Stockholder’s representation and warranty that such Stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering Stockholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering Stockholder irrevocably appoints our designees as such Stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such Stockholder’s rights with respect to the Shares tendered by such Stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such Stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such Stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such Stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the Stockholders of the Company, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered immediately upon our payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of the Company’s Stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular Stockholder whether or not similar defects or irregularities are waived in the case of any other Stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived.

Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding. None of us, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Backup U.S. Federal Income Tax Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain Stockholders of the Offer Price of Shares purchased pursuant to the Offer, each such Stockholder must provide the Depositary with such Stockholder’s correct taxpayer identification number (“TIN”) and certify that such Stockholder is not subject to backup withholding by completing the IRS Form W-9 in the Letter of Transmittal. Certain Stockholders (including, among others, all corporations and certain foreign individuals) are not subject to backup withholding. If a Stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the Stockholder and payment of cash to the Stockholder pursuant to the Offer may be subject to backup withholding. All Stockholders tendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Each tendering non-U.S. holder (a non-resident alien or foreign entity) must submit an appropriate properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) certifying, under penalties of perjury, to such non-U.S. holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

See Section 5 — “Certain Federal Income Tax Consequences of the Offer and the Merger.”

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A Stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of us or any of our respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering shares described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Date.

If Purchaser extends the Offer, delays its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to our rights under the Offer, the Depositary may nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering Stockholders exercise withdrawal rights as described in this Section 4 prior to the Expiration Date.

In the event Purchaser provides a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

5. Certain Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to Stockholders whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to Stockholders. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to Stockholders in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, and does not address the tax consequences to investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), investors that hold Shares as part of a straddle, hedge, swap, conversion, constructive ownership, or other integrated security transaction for U.S. federal income tax purposes, investors that have a functional currency other than the U.S. dollar, or persons who acquired their Shares through the exercise of employee stock options or other compensation arrangements, all of whom may be subject to tax rules that differ significantly from those summarized below. This discussion does not discuss the United States federal income tax consequences to any Stockholder who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

Because individual circumstances may differ, each Stockholder should consult his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a Stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the Stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a Stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a Stockholder’s capital losses.

A Stockholder whose Shares are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

As of the date hereof, the Shares are listed on Nasdaq under the ticker symbol “NGA.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices for the Shares as quoted on Nasdaq:

Fiscal Year	High	Low

Fiscal Year ended December 31, 2008:
First Quarter	$6.60	$4.26
Second Quarter	$9.27	$5.17
Third Quarter	$11.55	$4.21
Fourth Quarter	$5.41	$2.36

Fiscal Year ending December 31, 2009:
First Quarter	$4.76	$2.15
Second Quarter	$7.85	$2.90
Third Quarter	$6.34	$4.90
Fourth Quarter	$6.12	$4.61

The Company has not declared or paid cash dividends on its Common Stock during its two most recently completed fiscal years.

On March 31, 2010, the last full trading day prior to the public announcement of the signing of the Merger Agreement, the closing price of Company’s Common Stock reported on Nasdaq was $5.65 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

7.  Effect of the Offer on Market for the Shares, Stock Market Quotation, and Exchange Act Registration.

Market for Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the Stockholders.

Stock Quotation. The Shares are quoted on Nasdaq. According to the published guidelines of the National Association of Securities Dealers, Inc., the Shares might no longer be eligible for continued listing on Nasdaq if, among other things, the number of publicly held Shares falls below 750,000, the aggregate market value of the publicly held Shares is less than $5 million, the number of record holders of round lots falls below 400, or there are fewer than two market makers for the Shares. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly held for this purpose.

If the Shares cease to be listed on Nasdaq, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the Nasdaq SmallCap Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Exchange Act Regulation. The Shares are currently registered under the Exchange Act. Such registration may be terminated by the Company upon application to the SEC if the Shares are not listed on a national securities exchange and if there are fewer than 300 record holders. The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its Stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with Stockholders’ meetings and the related requirement of furnishing an annual report to Stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going- private” transactions, no longer applicable to the Shares. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for quotation on Nasdaq or for continued inclusion as margin securities.

Purchaser’s Plans. Purchaser intends to cause the Company to seek delisting of the Shares from Nasdaq (if the Shares are then still listed on Nasdaq) and to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as allowed. If registration of the Shares is not terminated prior to the Merger, then the Shares will cease to be quoted on Nasdaq and the registration under the Exchange Act will be terminated following completion of the Merger.

8. Certain Information Concerning the Company.

The information concerning the Company contained in this Offer to Purchase has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources. Neither Parent nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Parent or Purchaser.

General. The Company is a leading provider of corrosion protection for iron and steel components fabricated by its customers. Based on the number of its operating plants, the Company is a significant merchant market hot dip galvanizing company in the United States. The Company’s galvanizing plants offer a broad line of services including centrifuge galvanizing for small threaded products, sandblasting, chromate quenching, polymeric coatings and proprietary INFRASHIELD Coating Application Systems for polyurethane protective linings and coatings over galvanized surfaces. The Company’s mechanical and chemical engineers provide customized assistance with initial fabrication design, project estimates and steel chemistry selection. The Company’s galvanizing and coating operations are composed of eleven facilities located in Colorado, Kentucky, Missouri, Ohio, Oklahoma, Tennessee, Texas and West Virginia. The West Virginia facility began operating in the second quarter of 2009. These facilities operate galvanizing kettles ranging in length from 16 feet to 62 feet and have lifting capacities ranging from 12,000 pounds to 40,000 pounds.

The Company maintains a sales and service network coupled with its galvanizing plants, supplemented by national account business development at the corporate level. All of the Company’s sales are generated for customers whose end markets are principally in the United States. The Company markets its galvanizing and coating services directly to its customers and does not utilize agents or distributors. Although hot dip galvanizing is considered a mature service industry, the Company is actively engaged in developing new markets through participation in industry trade shows, metals trade associations and presentation of technical seminars by its national marketing service team.

The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company’s SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov.

9. Certain Information Concerning Purchaser and Parent.

Purchaser is a Delaware corporation and to date has engaged in no activities other than those incident to its formation and the commencement of the Offer. Purchaser is an indirect wholly-owned subsidiary of Parent. The principal executive offices of Purchaser and Parent are located at One Museum Place, 3100 West 7th Street, Suite 500, Fort Worth, Texas 76107. The business telephone number for Purchaser and Parent is (817) 810-0095. Parent is a Texas corporation. Parent and its affiliates manufacture electrical equipment and components, serving the global markets of power generation, transmission and distribution, and the general industrial markets, and provide hot dip galvanizing services to the steel fabrication market nationwide. Parent and its affiliates offer products through two distinct business segments, the Electrical and Industrial Products Segment and the Galvanizing Services Segment.

Additional information concerning Parent is set forth in the filings it has made with the SEC, and such filings may be obtained from the SEC in the same manner as information concerning the Company may be obtained as described in Section 8.

The name, citizenship, business address, principal occupation, and five-year employment history of each of the directors and executive officers of Parent and Purchaser are set forth in Schedule I to this Offer to Purchase. The name and address of each subsidiary of Parent are set forth in Schedule II to this Offer to Purchase. Purchaser does not have any subsidiaries.

During the last 5 years, neither Parent, Purchaser nor, to their knowledge, any of the persons listed in Schedule I to this Offer, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Neither Parent, Purchaser nor, to their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has any right to acquire, directly or indirectly, any Shares, other than pursuant to the Merger Agreement and the Stockholders Agreement, and none of Parent or Purchaser nor, to their knowledge, any of the persons or entities referred to above, nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in the Shares during the past 60 days, other than pursuant to the Merger Agreement and the Stockholders Agreement.

Except as provided in the Merger Agreement and Stockholders Agreement, and as otherwise described in this Offer to Purchase, (i) neither Parent, Purchaser nor any of their respective subsidiaries nor, to their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, guaranties of profits, division of profits or loss or the giving or withholding of proxies, and (ii) neither Parent, Purchaser nor, to their knowledge, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Set forth below in Section 11 of this Offer to Purchase and elsewhere herein is a summary description of the mutual contacts, negotiations and transactions between any of Purchaser or Parent, or any of their respective subsidiaries or any of the persons listed on Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

10. Source and Amount of Funds.

The total amount of funds required by Purchaser to purchase Shares pursuant to the Offer and the Merger (assuming that all outstanding Shares are tendered in the Offer) is estimated to be approximately $139.5 million plus certain customary fees and expenses incurred in connection with the Offer and the Merger. The Offer and the Merger are not conditioned upon the Purchaser entering into any financing arrangements. Purchaser intends to obtain all required funds from Parent, and Parent will obtain such funds from available working capital and its existing credit facility.

11. Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement.

Background of the Offer; Contacts with the Company. Neither Parent nor Purchaser assumes responsibility for the accuracy or completeness of any information contained herein regarding the Company’s discussions with any person, other than Parent, Purchaser, and their representatives, or regarding any matters involving the Company or the Board (as defined below), other than matters in which Parent, Purchaser or their representatives directly participated. All such information has been provided to Parent and Purchaser by the Company for inclusion herein.

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. In this process, Parent and Purchaser held many conversations, both by telephone and in-person, about possible strategic alternatives. The chronology below covers only the key events leading up to the Merger Agreement and does not purport to catalogue every conversation among representatives of Parent or Purchaser or between Parent or Purchaser and other parties.

Discussions between the Parent and the Company

•	As a galvanizing company interested in expanding its presence in North America, the Parent continually seeks to identify and evaluate strategic opportunities, including potential acquisition candidates. As part of this activity, the Parent had identified the Company as one of several potential partners for a strategic alliance or other business combination. The Parent and the Company first discussed a potential transaction between the companies in the fall of 1995. Discussions between the two companies with respect to a potential transaction have continued off and on since that time.

•	More recently, from July 17, 2008 through August 25, 2008, the Parent and the Company discussed the expected timing of a potential merger or acquisition of the Company by the Parent.

•	On July 22, 2008, the Parent and the Company entered into a Confidentiality Agreement (the “Confidentiality Agreement”) in anticipation of the Parent’s evaluation of a potential acquisition of the Company.

•	On July 23, 2008, the Parent sent a non-binding term sheet to the Company containing the Parent’s proposed terms and conditions of a potential merger of the Company with and into an affiliate of the Parent (the “Initial Term Sheet”).

•	On August 6, 2008, Mr. Dingus met with Mr. Evans and Mr. Joseph Morrow to discuss this proposed merger.

•	On August 25, 2008, the Company formally rejected Parent’s proposed terms and conditions set out in the Initial Term Sheet because the Company did not believe that the proposed terms and conditions were in the best interest of the Company and its stockholders. Parent notified the Company that the Parent was unwilling to proceed with a proposed merger on alternative terms proposed by the Company. Based on the foregoing, the Company and Parent amicably terminated discussions regarding the proposed merger.

•	On January 21, 2010, Mr. Dingus contacted Mr. Evans via email and expressed an interest in a possible acquisition of the Company by the Parent in which Parent would purchase the Shares for a purchase price consisting solely of cash. Mr. Evans called Mr. Dingus later in the day and the two discussed the possibility of such an acquisition.

•	On January 29, 2010, Mr. Dingus called Mr. Evans and indicated that Parent was interested in discussing a possible acquisition in which Parent would purchase the Shares for $7.50 per Share. Mr. Dingus and Mr. Evans agreed that they would consult the Boards of Directors of their respective companies regarding such an acquisition.

•	On February 2, 2010, Mr. Evans notified Mr. Dingus that the Company’s Board of Directors desired to proceed further with discussions regarding a potential acquisition of the Company by the Parent. Mr. Evans also notified Mr. Dingus that the Company had retained Stephens, Inc. (“Stephens”) and Chadbourne & Parke LLP (“Chadbourne”) as its financial and legal advisors, respectively, with respect to such a transaction.

•	On February 3, 2010, the Parent and the Company amended the Confidentiality Agreement to provide for additional discussions regarding the Offer and the Merger.

•	On February 4, 2010, Kelly Hart & Hallman LLP, legal counsel to the Parent and Purchaser (“KHH”), held a brief phone call with Chadbourne. During this call, KHH and Chadbourne discussed the possible structure of a transaction between the Parent and the Company as a cash tender offer by a subsidiary of the Parent followed by a merger of such subsidiary with and into the Company, with the Company as the surviving entity. KHH and Chadbourne agreed to consult with their respective clients regarding whether such a transaction structure would be acceptable. In addition, Chadbourne advised KHH that the Company’s Board of Directors would require any merger agreement to contain a “go shop” provision permitting the Company to actively solicit other offers and a “fiduciary out,” whereby the Board of Directors could recommend that the Stockholders tender their shares in a tender offer commenced by a competing buyer if the directors fiduciary duties to the Stockholders required them to do so.

•	From February 9, 2010 through February 26, 2010, KHH and Chadbourne discussed with each other and their respective clients and negotiated a non-binding term sheet setting out the proposed general terms and conditions of the Merger Agreement. During this time, Chadbourne, KHH, the Company and Parent discussed whether the Merger Agreement would contain a “go-shop” provision, which would allow the

Company to solicit other potential acquirors during the period of 30 days following the signing of the Merger Agreement, and the rights that the Parent would have to match any superior offer from such an acquiror.

•	On February 22, 2010, Chadbourne provided KHH with initial confidential diligence materials.

•	From February 23, 2010 through March 31, 2010, SCS Engineers conducted an environmental due diligence review of the Company on behalf of the Parent.

•	On February 26, 2010, Stephens arranged for representatives of the Parent, KHH and BDO Seidman LLP, the Parent’s independent financial auditors and its accounting advisor with respect to the Offer and the Merger (“BDO”), to have access to an electronic data room created and maintained by Stephens for the potential transaction between the Company and the Parent.

•	From February 26, 2010 through March 31, 2010, representatives of the Parent, KHH and BDO reviewed diligence materials posted in the electronic data room in the course of the Parent’s due diligence review of the Company.

•	On March 2, 2010, Chadbourne confirmed to KHH that representatives from BDO were permitted to contact the Company’s independent financial auditors with respect to the audit of the Company’s financial statements for the Company’s 2009 fiscal year.

•	From March 11, 2010 through March 30, 2010, representatives of BDO met and corresponded with representatives of the Company’s independent financial auditors regarding their audit of the Company’s financial statements for the Company’s 2009 fiscal year.

•	From March 8, 2010 through March 26, 2010, KHH and Chadbourne exchanged drafts of the Merger Agreement and Stockholders Agreement, discussed them with their respective clients and held conference calls discussing requested revisions to these agreements. In particular, representatives of KHH and Chadbourne discussed the no-solicitation provision of the Merger Agreement and the events triggering the Company’s obligation to pay the Parent a “break up fee.”

•	On March 29, 2010, representatives of KHH, Chadbourne, the Company and Chartis Insurance held a conference call to discuss various environmental matters regarding certain of the Company’s operating sites.

•	On March 29, 2010, Chadbourne sent KHH a revised draft of the Merger Agreement containing the Company’s and Chadbourne’s additional comments. KHH subsequently suggested a minor revision to Chadbourne’s draft, which was accepted.

•	On March 29, 2010, Chadbourne sent KHH a draft of the disclosure schedules to the Merger Agreement.

•	On March 30, 2010, representatives of Chadbourne and KHH held a conference call to discuss the disclosure schedules and a further revision to the Stockholders Agreement. Chadbourne subsequently sent KHH a revised draft of the disclosure schedules that incorporated KHH’s comments to the previous draft of the disclosure schedules and a revised draft of the Stockholders Agreement containing the revisions agreed in the March 30 conference call.

•	On March 31, 2010, the Parent’s Board of Directors and the Company Board (as defined below) each held meetings to discuss and review the Merger Agreement and the transactions contemplated therein. At the special meeting of the Company Board, Stephens delivered its opinion to the effect that, as of that date and based on and subject to the assumptions, procedures, factors, limitations and qualifications set forth in its opinion, the Offer Price of $7.50 per Share in cash was fair from a financial point of view to the Company’s stockholders. Each of the Parent’s Board of Directors and the Company Board approved the Merger Agreement. Subsequently, the Company, the Parent and Purchaser entered into the Merger Agreement and the Parent, Purchaser and the Signatory Holders entered into the Stockholders Agreement.

The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth under Section 8 — “Certain Information Concerning the Company.” For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Parent, Purchaser or the Company. Such information can be found elsewhere in this Offer to Purchase.

The Offer. The Merger Agreement provides that Purchaser must commence the Offer no later than 5 business days after the Go-Shop Termination Date (as defined below). The Offer is being commenced on May 7, 2010. The obligations of Purchaser to (and the obligations of Parent to cause Purchaser to) accept for payment, and pay for Shares tendered pursuant to the Offer are subject to the satisfaction or waiver of certain conditions that are described in Section 14 — “Conditions of the Offer.” The Merger Agreement provides that each holder of Shares who validly tenders such Shares in the Offer will receive $7.50 for each Share tendered, payable net to the seller in cash, without interest, subject to any withholding taxes required by applicable law. Purchaser expressly reserves the right to increase the Offer Price, waive any condition to the Offer (except the Minimum Condition) or to make any other changes in the terms and conditions of the Offer, except that without the prior written consent of the Company, Purchaser shall not (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the maximum number of Shares to be purchased in the Offer; (iv) amend or waive the Minimum Condition; (v) amend or waive any of the other conditions in a manner adverse to the holders of Shares; (vi) extend the Expiration Date in a manner other than in accordance with the Merger Agreement or (vii) amend any other term of the Offer which is adverse to the holders of Shares.

Extensions of the Offer/Subsequent Offering Period. The Merger Agreement provides that Purchaser may, in its sole discretion and without the consent of the Company, extend the Offer for one or more additional periods of up to 20 business days with such length as Purchaser determines consistent with applicable law, provided that each such extension shall be for not more than 10 business days if all of the conditions of the Offer, as set forth in the Merger Agreement, other than the Minimum Condition, have been satisfied or waived. If the Minimum Condition is not satisfied, Purchaser shall (to the extent requested in writing by the Company) extend the Offer for up to two periods of not less than 10 business days each and up to 20 business days each with such lengths as Purchaser determines consistent with applicable law. In addition, Purchaser shall extend the then scheduled expiration date of the Offer for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff or Nasdaq.

Following Purchaser’s acceptance and payment for Shares tendered in the Offer, in the event that the Minimum Condition has been satisfied but the number of Shares accepted for payment, together with the number of Shares then owned by the Purchaser or Parent or as to which Purchaser has an option to purchase under the Stockholders Agreement, is fewer than 80% of the Shares as determined on a fully diluted basis (without giving effect to Shares issuable upon exercise of the Top-Up Option), Purchaser may provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act in order to enable it to acquire 90% of the Shares then outstanding (determined on a fully diluted basis) (the “Short–Form Merger Threshold”). A subsequent offering period, if one is provided, will allow Stockholders to tender their Shares after the Expiration Date and receive the same consideration that was paid in the Offer. In a subsequent offering period, Shares may be tendered in the Offer (except such Shares may not be withdrawn) and Purchaser will immediately accept for payment, and pay for, all Shares that are tendered pursuant to the Offer during such subsequent offering period. The Expiration Date of the Offer is currently scheduled for 5:00 p.m., Central Daylight Saving Time, on Monday, June 7, 2010.

Subject to the satisfaction of the conditions of the Offer or waiver by Parent or Purchaser of the conditions to the Offer (except for the Minimum Condition), Purchaser shall, and Parent shall cause Purchaser to, accept for payment, and pay for, all Shares validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable following the Expiration Date (the “Acceptance Time”).

Top-Up Option. The Company has granted Purchaser the Top-Up Option, exercisable once upon the terms and conditions set forth in the Merger Agreement, to purchase at the Offer Price an aggregate number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Purchaser and their affiliates at the time of such exercise and the number of Shares for which Purchaser holds an option to purchase pursuant to the Stockholders Agreement (after giving effect to any tender of Shares required by the Stockholders Agreement), will constitute one Share more than the Short-Form Merger Threshold, determined on a fully diluted basis, provided that the Top-Up Option will not be exercisable to the extent that at least 80% of the issued and outstanding Shares, calculated in the manner described above, are not owned by Parent or Purchaser, subject to option and validly tendered and not properly withdrawn pursuant to the Offer, as described above. The Top-Up Option is not exercisable for a number of Shares in excess of the number of authorized but unissued Shares as of immediately prior to the issuance of the Top-Up Shares. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect the Merger through a Short-Form Merger if the Company’s Certificate of Incorporation is amended to permit a Short-Form Merger. The Top-Up Option will terminate upon the earlier of (a) the 5th business day after the later of (1) the Expiration Date and (2) the expiration of any subsequent offering period and (b) the termination of the Merger Agreement in accordance with its terms.

Directors. The Merger Agreement provides that, promptly upon the purchase by Purchaser pursuant to the Offer of such number of Shares that shall satisfy the Minimum Condition, and from time to time thereafter, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, to the Board of Directors of the Company (the “Company Board”) as shall give Purchaser representation on the Company Board equal to the product of (i) the total number of directors on the Company Board (after giving effect to any increase in the number of directors) and (ii) the percentage that such number of Shares so purchased (including Shares accepted for payment and purchased pursuant to the Top-Up Option) bears to the total number of Shares outstanding. The Company shall, upon request by Purchaser, promptly increase the size of the Company Board or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and shall cause Purchaser’s designees to be so elected or appointed. At minimum, Parent shall be entitled to designate at least a majority of the directors on the Company Board (as long as Parent and its affiliates beneficially own a majority of the Shares of the Company). The Company shall also cause individuals designated by Purchaser to constitute at least the same percentage as such individuals represent of the entire Company Board (but no less than a majority) on the following: (i) each committee of the Company Board and (ii) each Board of Directors of each subsidiary of the Company.

Following the election or appointment of Purchaser’s designees to the Company Board and prior to the Effective Time, the Company shall cause the Company Board to maintain at least 2 directors who were members of the Company Board on the date of the Merger Agreement, who are not officers of the Company and who are independent directors for purposes of the continued listing requirements of Nasdaq (the “Continuing Directors”). If the number of Continuing Directors is reduced below 2 for any reason, the remaining Continuing Director shall immediately elect or designate a person meeting the foregoing criteria to fill such vacancy who will be deemed to be a Continuing Director for purposes of the Merger Agreement. If no Continuing Directors then remain, the other directors will designate 2 individuals meeting the foregoing criteria to fill such vacancies, and such persons will be deemed to be Continuing Directors for purposes of the Merger Agreement. So long as there is at least 1 Continuing Director, (i) any amendment or termination of the Merger Agreement requiring action by the Company Board, (ii) any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, (iii) any waiver of compliance with respect to any of the agreements or conditions under the Merger Agreement for the benefit of the Company or (iv) any exercise of the Company’s rights or remedies under the Merger Agreement shall require the concurrence of both of the Continuing Directors (or of the sole Continuing Director if there then is only 1 Continuing Director).

The Merger. The Merger Agreement provides that, at the Effective Time (as defined below) of the Merger, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and an indirect wholly-owned subsidiary of Parent. The Merger will become effective at the time the certificate of merger is duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by the parties and specified in the certificate of merger (the “Effective Time”).

Charter, Bylaws, Directors and Officers. At the Effective Time, the Certificate of Incorporation and Bylaws of the Company, as in effect immediately prior to the Effective Time, will be amended and restated as of the Effective Time to be in the form of (except with respect to the name of the Company) the Certificate of Incorporation and Bylaws of Purchaser and as amended will be the Certificate of Incorporation and Bylaws of the Surviving Corporation. The directors of Purchaser immediately prior to the Effective Time will, from and after the Effective Time, be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly chosen by the directors of the Surviving Corporation or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, will continue as the officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

Conversion of Securities. Pursuant to the Merger Agreement, each Share held in treasury by the Company and each Share that is owned by Parent or Purchaser or any of their respective wholly-owned subsidiaries shall be cancelled and shall cease to exist, without any conversion thereof and no payment shall be made with respect thereto.

Each Share issued and outstanding immediately prior to the Effective Time (other than Shares cancelled in accordance with the immediately preceding paragraph or any Dissenting Shares (as defined below)) will be cancelled and converted into the right to receive the Offer Price (the “Merger Consideration”), payable to such holder in cash, without interest, subject to any withholding taxes, upon the surrender of the certificate formerly representing such Shares.

Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand, and who properly demands, appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (such Shares, “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration and will instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 262 of the DGCL or other applicable law, then the Shares held by such holder shall cease to constitute Dissenting Shares, the right of such holder to be paid the fair value of such Shares will cease and such Shares will be deemed to have been converted, as of the Effective Time, into and will be exchangeable solely for the right to receive the Merger Consideration, without interest and subject to any withholding of taxes.

Each share of common stock, par value of $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and will become one newly and validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Treatment of Options. Pursuant to the Merger Agreement, as of the Effective Time, each outstanding and unexercised option to purchase Shares (an “Option”) granted under the Company’s 2004 Stock Incentive Plan or 2009 Incentive Stock Plan will be converted into the right of the holder to receive from the Surviving Corporation at the Effective Time an amount in cash equal to the product of (i) the total number of Shares subject to such unexercised portion of such Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share set forth in such Option, less any required withholding taxes (the “Cash Option Payment”). As of the Effective Time, such Option will cease to represent an option to purchase Shares, will no longer be outstanding and will cease to exist, and each holder of an Option will cease to have any rights with respect thereto, except for the right to receive the Cash Option Payment.

Treatment of Warrants. The Merger Agreement provides that each warrant to purchase Shares that is issued, unexpired and unexercised immediately prior to the Acceptance Time (the “Warrants”) shall entitle the holder thereof to receive, upon exercise at any time after the Acceptance Time, a payment in cash of an amount equal to the product of (i) the total number of Shares previously subject to such Warrant and (ii) the amount in cash of the excess, if any, of the Offer Price over the exercise price per Share previously subject to such Warrant (less any applicable withholding taxes) (the “Cash Warrant Payment”). As of the Acceptance Time, each such Warrant will cease to represent a right to purchase Shares and each holder of a Warrant will only have the right to receive the Cash Warrant Payment upon the exercise of the Warrant.

Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser, including representations, among others, relating to organization and qualification, capitalization, authorization, the absence of conflicts, required filings and consents, compliance with laws, SEC filings and financial statements, disclosure controls and procedures, absence of undisclosed liabilities, employee benefit plans, labor matters, material contracts, litigation, environmental matters, intellectual property, tax matters, insurance, real property, opinion of financial advisors, brokers and takeover statutes.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company, including representations, among others, relating to organization, authorization, the absence of conflicts, required filings and consents, litigation, sufficiency of funds, ownership of Purchaser, brokers, and investigation by Parent and Purchaser.

The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to exceptions set forth on disclosure schedules.

Pursuant to the terms of the Merger Agreement, the representations and warranties will not survive consummation of the Merger.

Operating Covenants. The Merger Agreement provides that, from the date of the Merger Agreement to the Acceptance Time and unless consented to by Parent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (i) the business of the Company and its subsidiaries shall be conducted in all material respects in the ordinary course of business, and in compliance in all material respects with applicable laws, and (ii) the Company shall use its commercially reasonable efforts to preserve intact its business organization and its present relationships with customers, suppliers, employees, licensees, licensors, partners and other persons with which it or any of its subsidiaries has significant business relations.

The Merger Agreement also provides that, from the date of the Merger Agreement until the Acceptance Time, subject to certain exceptions, the Company and its subsidiaries will not take specified actions without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), including, among other things, (i) amending its organizational documents, (ii) issuing or selling its securities or any options, warrants or convertible securities, (iii) selling, pledging, mortgaging, disposing, leasing or encumbering any assets with a value in excess $175,000, (iv) transferring, leasing, assigning, encumbering or abandoning any intellectual property, (v) declaring or paying any dividends or declaring any stock split, (vi) acquiring any corporation, partnership or other business organization with a value in excess of $175,000, entering into a new line of business incurring any indebtedness or authorizing any capital expenditures or purchase of fixed assets in excess of $175,000, other than pursuant to existing contracts or agreements or in the ordinary course of the Company’s business, (vii) increasing the compensation payable to its current or former directors, officers or employees, (viii) materially changing the accounting policies or procedures, (ix) making, changing or revoking any material tax election, (x) failing to pay material accounts payable and other material obligations in the ordinary course of business, (xi) accelerating the collection of accounts receivable, (xii) adopting a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, (xiii) engaging in a “plant closing” or a “mass layoff” (as such terms are defined in the Worker Adjustment and Restraining Notification Act or any comparable state or local law), (xiv) authorizing or terminating any material contracts, (xv) settling litigation that would result in amounts payable to or by the Company in excess of $175,000, or (xvi) taking any action that would reasonably be expected to result in any of the conditions to the Offer not being satisfied.

No Solicitation Provisions. The Merger Agreement provides that during the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m., Central Daylight Saving Time, on April 30, 2010 (the “Go-Shop Termination Date”), the Company may (i) initiate, solicit or encourage the submission of Acquisition Proposals (as defined below) from one or more persons, and (ii) participate in discussions or negotiations regarding, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as such term is defined below). During this period, prior to providing material non-public information to any such person, the Company must execute a confidentiality agreement with each such person. The Company also must promptly provide to Parent any material non-public information concerning the Company or its subsidiaries that is provided to any such person that was not previously provided to Parent.

The Merger Agreement also provides that, from the Go-Shop Termination Date until the earlier of the Effective Time or the termination of the Merger Agreement, the Company shall not, and shall cause its subsidiaries and shall direct its and their respective directors, officers, employees, agents or advisors (including attorneys, accountants, consultants, bankers and financial advisors) (collectively, “Company Representatives”) not to (i) initiate, solicit or knowingly take any action to facilitate or encourage (including by way of providing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, an Acquisition Proposal, or engage in any discussions or negotiations with respect thereto, (ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal, (iii) withdraw (or change, amend, modify or qualify in a manner adverse to Parent or Purchaser), or propose publicly to withdraw (or change, amend, modify or qualify, in a manner adverse to Parent or Purchaser), or otherwise make any statement or proposal inconsistent with, the Company Board Recommendation (as defined below) (any action or failure to act set forth in the foregoing clauses (ii) or (iii), a “Change of Board Recommendation”), or (iv) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar contract relating to an Acquisition Proposal or enter into any contract or agreement in principle that is intended or would reasonably be expected to lead to an Acquisition Proposal or that would reasonably be expected to cause the Company to abandon, terminate or breach its obligations under the Merger Agreement or fail to consummate the transactions contemplated by the Merger Agreement. However, following the Go-Shop Termination Date, the Company and the Company Representatives may continue discussions and negotiations with, and provide information to, any person (i) with whom the Company was having ongoing discussions or negotiations prior to the Go-Shop termination Date regarding a possible Acquisition Proposal and (ii) that has been identified in writing to Parent (a “Go-Shop Party”), if the Company Board determines in good faith that such person could reasonably be expected to make an Acquisition Proposal that after further discussions or negotiations could reasonably result in a Superior Proposal (as defined below).

Pursuant to the Merger Agreement, if at anytime following the Go-Shop Termination Date and prior to obtaining Stockholder approval of the Merger, (i) the Company receives a bona fide written Acquisition Proposal from any third party that is not a Go-Shop Party, and (ii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that (A) such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, and (B) the failure of the Company Board to take the actions set forth in clauses (x) and (y) below with respect to such Acquisition Proposal could be inconsistent with the directors’ exercise of their fiduciary obligations to the Stockholders under applicable law, then the Company may (x) furnish non-public information to such third party making such Acquisition Proposal (provided, that, prior to furnishing such information, (1) the Company shall have received from the third party an executed confidentiality agreement and (2) all such non-public information shall previously have been provided to Parent and Purchaser or is provided to Parent and Purchaser prior to or substantially contemporaneously with the time that it is provided to the third party making the Acquisition Proposal) and (y) engage or participate in discussions or negotiations with such third party with respect to such Acquisition Proposal.

The Company shall promptly, and in any event within 48 hours, notify Parent of the receipt of (1) any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal and the material terms of such proposal and (2) any request for non-public information relating to the Company or its subsidiaries or access to the Company’s properties, books or records. The Company must disclose the name of the person or entity making such Acquisition Proposal and provide Parent with copies of any documents or correspondence evidencing such proposal or inquiry. The Company must keep Parent reasonably informed on a current basis of the status and any material developments concerning such Acquisition Proposal.

As used in the Merger Agreement, “Acquisition Proposal” means any offer or proposal, or filing of any regulatory application or notice (whether in draft or final form), or public disclosure of an intention to do any of the foregoing, by any person other than Parent, Purchaser or any of their respective subsidiaries concerning any (a) merger, consolidation, other business combination or similar transaction involving the Company or any of its subsidiaries, (b) sale, lease, license or other disposition, directly or indirectly, whether by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including equity interests of any of its subsidiaries) or any subsidiary of the Company representing 20% or more of the consolidated assets, revenues or net income of the Company and its subsidiaries, (c) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of equity interests representing 20% or more of the voting power of the Company, (d) transaction or series of transactions in which any person would acquire beneficial ownership or the right to acquire beneficial ownership, or any group (as defined in Section 13(d) of the Exchange Act) has been formed which beneficially owns or has the right to acquire beneficial ownership, of equity interests representing 20% or more of the voting power of the Company or (e) any combination of the foregoing.

As used in the Merger Agreement, “Superior Proposal” means an Acquisition Proposal (except the references therein to “20%” shall be replaced by “a majority”) made by a third party which, in the good faith judgment of the Company Board (after consultation with its financial advisors and outside counsel), taking into account the various legal, financial and regulatory aspects of the proposal, including the financing terms thereof, any antitrust or competition law approvals or non-objections, and the person making such proposal, (a) if accepted, is reasonably likely to be consummated, (b) is not subject to any financing condition, and (c) if consummated would result in a transaction that is more favorable to the Stockholders, from a financial point of view, than the Offer and the Merger.

Change of Recommendation. Pursuant to a meeting duly called and held, the Company Board, among other things, has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its Stockholders, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the Stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger (the “Company Board Recommendation”). The Company Board may withdraw, modify or amend the Company Board Recommendation in certain circumstances as summarized herein and as specified in detail in Section 5.4(d) of the Merger Agreement. Pursuant to the Merger Agreement, if the Company receives an Acquisition Proposal that the Company Board concludes in good faith, after consultation with its financial advisors and outside counsel, constitutes, or could reasonably be expected to lead to, a Superior Proposal, the Company Board may prior to the Acceptance Time (1) effect a Change of Board Recommendation with respect to such Superior Proposal and/or (ii) terminate the Merger Agreement and enter into a definitive agreement with respect to such Superior Proposal. However, the Company may not effect a Change of Board Recommendation or terminate the Merger Agreement unless the following conditions have been met (a) the Company has not willfully or in bad faith breached the no solicitation provision of the Merger Agreement with respect to such Superior Proposal, (b) the Company Board shall have taken into account any changes to the terms of the Merger Agreement proposed by Parent in response to the Superior Proposal, and (c) the Company shall have (1) provided written notice to Parent at least 5 days in advance of its intention to take such action with respect to such Superior Proposal, (2) provided Parent and Purchaser with an opportunity to amend the terms and conditions of the Merger Agreement in a manner such that such Acquisition Proposal would cease to constitute a Superior Proposal, in which event the Company shall have negotiated with Parent (to the extent Parent desires to negotiate) in good faith to make such adjustments to the terms and conditions of the Merger Agreement and (3) permitted Parent to make a presentation to the Company Board regarding the Merger Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation).

Reasonable Best Efforts to Consummate the Merger; Regulatory Filings. Pursuant to the Merger Agreement, the Company, Parent and Purchaser agreed to use their reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement. In addition, each of the Company, Parent and Purchaser agreed that, in the event of any action, suit proceeding or investigation relating to the Merger Agreement or the transactions contemplated thereby is commenced by any person other than a party to the Merger Agreement, each party will cooperate and use its reasonable best efforts to defend vigorously against such action, suit, proceeding or investigation and respond thereto.

Director and Officer Indemnification and Insurance. The Merger Agreement provides that for a period of 6 years from and after the Effective Time, Parent shall (or shall cause the Surviving Corporation to) provide indemnification and exculpation for each person who is now or has been prior to the date of the Merger Agreement or who becomes prior to the Effective Time an employee, officer or director of the Company or any of its subsidiaries or any fiduciary under certain employment and employee benefit plans (as described in Section 3.14 of the Merger Agreement) (the “Indemnified Parties”) to the same extent that the charter documents of the Company and its subsidiaries and the indemnification agreements identified in a schedule to the Merger Agreement provide for the exculpation and indemnification provided to the Indemnified Parties by the Company and its subsidiaries as of March 31, 2010.

For a period of 6 years after the Effective Time, Parent shall (or shall cause the Surviving Corporation to) either (i) maintain the current policy of the Company’s directors’ and officers’ fiduciary liability insurance (the “Current D&O Policy”) covering acts or omissions prior to the Effective Time with the respect to the Indemnified Parties or (ii) if substantially similar coverage is not available from the Company’s current insurance carrier, obtain coverage for such persons from another carrier with the same or better credit rating as the Company’s current carrier. Notwithstanding the foregoing, the Company may, after prior consultation with Purchaser, obtain a prepaid directors’ and officers’ liability insurance policy covering acts and omissions at or prior to the Effective Time with respect to the Indemnified Parties that is no less favorable to such indemnified persons than those of the Current D&O Policy, in which case the Parent’s obligations to maintain the Current D&O Policy or obtain similar coverage shall be deemed satisfied. In accordance with the Merger Agreement, Parent will not be required to pay any annual premium for the Current D&O Policy or any substitutes with respect thereto in excess of 250% of the current annual premium.

Conditions to Consummation of the Merger. The Merger Agreement provides that the obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions: (i) the adoption of the Merger Agreement and the approval of the Merger by a requisite vote of the Stockholders, if required by applicable law, (ii) the consummation of the Merger shall not then be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other governmental authority and no law shall be in effect or have been enacted, promulgated or deemed applicable to the Merger by any governmental authority which prevents or prohibits consummation of the Merger, (iii) all statutory waiting periods applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) have been terminated or have expired and (iv) Purchaser shall have accepted for payment and paid for, or caused to be accepted for payment and paid for, all Shares validly tendered in the Offer and not properly withdrawn prior to the Expiration Date; provided that this condition shall be deemed to have been satisfied with respect to Parent and Purchaser if the Purchaser fails to accept for payment or pay for Shares pursuant to the Offer in violation of the terms of the Offer.

Termination. The Merger Agreement provides that it may be terminated, and the Merger may be abandoned as follows:

(a)	by mutual written consent of the Company and Parent at any time prior to the Effective Time;

(b)	by either the Company or Parent, if at any time prior to June 30, 2010 (the “Termination Date”), the Purchaser has not accepted for payment Shares tendered pursuant to the Offer, except that this right to terminate shall not be available to any party whose breach of the Merger Agreement has been the cause of, or resulted in, such failure to accept for payment the Shares on or prior to such date;

(c)	by either the Company or Parent, if prior to the Acceptance Time, any governmental entity having jurisdiction over the Company, Parent or Purchaser shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger substantially as contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable;

(d)	by Parent, at any time prior to the Acceptance Time, if (i) a Change of Board Recommendation shall have occurred; (ii) the Company or the Company Board shall have approved or adopted any Acquisition Proposal or approved or entered into a merger agreement, letter of intent, asset purchase agreement or other similar contract relating to an Acquisition Proposal; (iii) after the Go-Shop Period Termination Date, the Company Board shall have failed to reaffirm its recommendation regarding the Merger Agreement and the transaction contemplated thereby within 10 business days of receipt of a written request by Parent to provide such reaffirmation following an Acquisition Proposal (provided only one such reaffirmation request per Acquisition Proposal and one additional reaffirmation request per each amendment thereof and supplement thereto may be made by Parent) or, if an Acquisition Proposal is received within 5 to 10 business days prior to the Termination Date, on the business day immediately preceding the Termination Date; (iv) the Company shall have breached the no solicitation provision in the Merger Agreement in any material respect, or (v) the Company or the Company Board authorized or publicly proposed to do any of the actions specified in clauses (i) or (ii) above;

(e)	by the Company, at any time prior to the Acceptance Time, if the Company Board determines to accept a Superior Proposal, but only if the Company has complied in all respects with the no solicitation provision of the Merger Agreement with respect to such Superior Proposal and has paid the Break-Up Fee (as defined below) to Parent substantially concurrent with such termination;

(f)	by the Company, if Parent or Purchaser fails to commence the Offer in accordance with the Merger Agreement, except that this right to terminate the Merger Agreement is not available to the Company if (i) a Company Material Adverse Effect has occurred, (ii) the failure of Parent or Purchaser to commence the Offer is a result of the breach of any representation or warranty, covenant or other agreement of the Company, or (iii) the commencement of the Offer has been restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other governmental entity;

(g)	by Parent, at any time prior to the Acceptance Time, if (i) there exists a breach of or inaccuracy in any representation or warranty of the Company contained in the Merger Agreement or breach of any covenant of the Company contained in the Merger Agreement, in any case, such that any condition to the Offer is not or would not be satisfied, (ii) Parent delivered to the Company written notice of such inaccuracy or breach and (iii) either such inaccuracy or breach is not capable of cure or at least 20 business days have elapsed since the date of delivery of such written notice to the Company and such inaccuracy or breach shall not have been cured; provided, however, that Parent shall not be permitted to terminate the Merger Agreement if (A) any material covenant of Parent or Purchaser contained in the Merger Agreement shall have been breached in any material respect, and such breach shall have not been cured, or (B) there exists a material breach of or inaccuracy in any representation or warranty of Parent or Purchaser contained in the Merger Agreement that has not been cured; or

(h)	by the Company, at any time prior to the Acceptance Time, if (i) there exists a breach of or inaccuracy in any representation or warranty of Parent or Purchaser contained in the Merger

Agreement or a breach of any covenant of Parent or Purchaser contained in the Merger Agreement that shall have had or is reasonably likely to have, individually or in the aggregate, a material adverse effect upon Parent’s or Purchaser’s ability to consummate the Offer, (ii) the Company shall have delivered to Parent written notice of such inaccuracy or breach, and (iii) either such inaccuracy or breach is not capable of cure or at least 20 business days shall have elapsed since the date of delivery of such written notice to Parent and such inaccuracy or breach shall not have been cured, except that the Company is not permitted to terminate the Merger Agreement if (A) any material covenant of the Company contained in the Merger Agreement has been breached in any material respect, and such breach has not been cured or (B) there exists a material breach of, or inaccuracy in, any representation or warranty of the Company contained in the Merger Agreement that has not been cured.

As defined in the Merger Agreement, a “Company Material Adverse Effect” means any change, event, development, circumstance, occurrence or effect that, individually or in the aggregate, is materially adverse to the business, financial condition, assets, liabilities or results of operations of the Company and its subsidiaries, taken as a whole, except for any such change, event, development, circumstance, occurrence or effect resulting from or arising out of or in connection with (a) the public announcement or pendency of the transactions contemplated by the Merger Agreement, (b) the transactions contemplated by the Merger Agreement or any actions taken pursuant to or in accordance with the Merger Agreement, (c) changes in, or events or conditions affecting, any industry or market in which the Company or any of its subsidiaries operates, except to the extent such changes, events or conditions adversely affect the Company or its subsidiaries in a disproportionate manner relative to other similarly situated, comparable companies, (d) changes in, or events or conditions affecting, the United States or global economy or capital or financial markets generally, except to the extent such changes adversely affect the Company or its subsidiaries in a disproportionate manner relative to other similarly situated, comparable companies, (e) changes in applicable Law or the interpretations thereof by any governmental entity, (f) changes in generally accepted accounting principles, as applied in the United States, (f) changes in general political conditions, including any acts of war or terrorist activities, (g) any action or omission of the Company or any of its subsidiaries taken upon the written request of, or with the prior written consent of, Parent or Purchaser, (h) any failure by the Company to meet any internal or published industry analyst projections or forecasts or estimates of revenue or earnings for any period, or (i) any change in the price or trading volume of the Common Stock on Nasdaq.

Break-Up Fees. The Merger Agreement contemplates that certain termination fees will be payable to the Parent under certain circumstances as follows:

(a)  If the Merger Agreement is terminated pursuant to paragraphs (d) or (e) under “Termination” above, the Company shall pay to Parent substantially concurrently with such termination, in the case of a termination by the Company, or within 2 business days thereafter in the case of a termination by Parent, the Break-Up Fee (as defined below).

(b)  If the Merger Agreement is terminated (i) pursuant to paragraph (g) under “Termination” above by reason of a willful or bad faith breach by the Company of any representation, warranty or covenant of the Company (other than the no-solicitation covenant described above) and the Company failed to cure such breach, (ii) prior to such termination an Acquisition Proposal was publicly disclosed or otherwise communicated to the Company or the Company Board and not withdrawn and (iii) within 12 months after such termination, the Company consummates a transaction contemplated by any Acquisition Proposal, then the Company shall pay Parent the Break-Up Fee no later than 2 business days after the consummation of a transaction that constitutes an Acquisition Proposal. For purposes of the immediately preceding sentence, the term “Acquisition Proposal” has the meaning set forth in the Merger Agreement, except that the references to 20% will be deemed to be references to “a majority.”

The “Break-Up Fee” is $3 million (inclusive of Parent and Purchaser’s expenses), in cash, except in the event the Merger Agreement is terminated by the Company in order to enter into a definitive agreement with a Go-Shop Party with respect to a Superior Proposal, in which case the Break-Up Fee is $2 million (inclusive of Parent and Purchaser’s expenses) in cash.

Amendment. At any time prior to the Effective Time, the Merger Agreement may be amended by the Company, Parent and Purchaser; provided, however, that, after the approval of the Merger by the Stockholders, no amendment may be made which, by law or in accordance with the rules of any relevant stock exchange, requires further approval by such Stockholders without the further approval of such Stockholders. The Merger Agreement may not be amended except by an instrument in writing signed by the parties thereto.

Waiver. Pursuant to the Merger Agreement, at any time prior to the Effective Time, any party may, subject to applicable law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained therein or, except as otherwise provided therein, waive any of such party’s conditions; provided, however, that, after the approval of the Merger by the Stockholders, no extension or waiver may be made which, by law or in accordance with the rules of any relevant stock exchange, requires further approval by such Stockholders without the further approval of such Stockholders. Any extension or waiver is only valid if it is set forth in an instrument in writing signed by the party or parties to be bound thereby.

Specific Performance. The parties have agreed irreparable damage would occur in the event that any provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Therefore, the parties have agreed that, prior to the termination of the Merger Agreement, each party will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to specifically enforce the terms and provisions of the Merger Agreement.

The Stockholders Agreement

The following is a summary of the Stockholders Agreement, a copy of which has been filed as an Exhibit to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC in connection with the Offer. Such summary is qualified in its entirety by reference to the Stockholders Agreement. See Section 8 and Section 18 for information on how to obtain a copy of the Schedule TO. Capitalized terms not otherwise defined in the following description of the Stockholders Agreement have the respective meanings ascribed to them in such agreement.

Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into the Stockholders Agreement with each of the Signatory Holders. In total, the Signatory Holders are the owners of 3,182,594 Shares (not including Options or Warrants), or approximately 19% of the issued and outstanding Shares.

Pursuant to the Stockholders Agreement, each Signatory Holder has agreed to tender in the Offer, prior to the initial expiration date of the Offer, all Shares (excluding any Restricted Securities (as defined below)) owned beneficially and of record by him or her. Each Signatory Holder has also agreed to vote his or her Shares (including any restricted shares of Common Stock (the “Restricted Shares”) in favor of the Merger and the Merger Agreement, against any Acquisition Proposal (other than an Acquisition Proposal submitted by a Go-Shop Party) and against any proposal for action or agreement that would result in a breach of any covenant or agreement of the Company under the Merger Agreement or that is reasonably likely to result in any of the Company’s obligations under the Merger Agreement not being fulfilled, any change in the directors of the Company (except as contemplated by the Merger Agreement), any change in the Company’s capitalization, corporate structure or business, or any other action which could reasonably be expected to interfere with, delay or materially adversely affect the likelihood that the transactions contemplated by the Merger Agreement and the Stockholders Agreement will be consummated, and in favor of any other matter necessary for the consummation of the transactions contemplated in the Merger Agreement. Each Signatory Holder has also granted to Parent and Purchaser, or any of their nominees, an irrevocable proxy to demand that the Company call a special meeting to consider the Merger and the Merger Agreement and to vote such Signatory Holder’s Shares (including any Restricted Shares) in respect of such matter at every meeting of the Stockholders, however called.

In addition, each Signatory Holder has covenanted and agreed not to sell, transfer, pledge, encumber, assign or otherwise dispose of any of his or her Shares, enter into any contract, option or other arrangement with respect to any of the foregoing with respect to his or her Shares (including any Restricted Shares, any Shares subject to stock options held by the Signatory Holder or Shares held by the Company for the benefit of the Signatory Holder under the Company’s Director Stock Unit Program (collectively, the “Restricted Securities”)), grant any proxies with respect to his or her Restricted Securities, deposit his or her Restricted Securities into a voting trust or enter into any voting agreement with respect to his or her Restricted Securities, or take any other action that would make any representation or warranty of such Signatory Holder contained in the Stockholders Agreement untrue or have the effect of preventing such Signatory Holder from performing his or her obligations under the Stockholders Agreement.

Each Signatory Holder has also agreed that he or she will not, directly or indirectly, solicit or initiate or knowingly take any other action designed to facilitate or encourage the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to an Acquisition Proposal. Each Signatory Holder has also agreed to immediately cease all existing discussions or negotiations with any person (other than Parent or Purchaser) with respect to the foregoing. Notwithstanding any provisions of this paragraph to the contrary, any Signatory Holder who is, or whose agent or representative is, a member of the Company Board may, in his or her capacity as such, take such actions, if any, as are permitted by Section 5 of the Merger Agreement.

Each Signatory Holder has also granted to Parent and Purchaser an irrevocable option (the “Company Securities Option”) to purchase his or her Shares (including any Shares underlying such Signatory Holder’s Restricted Securities) at a price per Share equal to the Offer Price or any higher price paid or to be paid by Parent or Purchaser pursuant to the Offer or the Merger. The Company Securities Option becomes exercisable, in whole but not in part, for all Shares subject thereto not accepted for payment in the Offer, at the close of business on the Expiration Date, if, but only if, Purchaser has accepted for payment all Shares tendered and not withdrawn, and the Company Securities Option shall remain exercisable for 15 days from such date.

The Stockholders Agreement will automatically terminate upon the earlier of (A) the Effective Time, (B) the termination of the Merger Agreement or (C) the closing or expiration of the Company Securities Option.

12.  Purpose of the Offer and the Merger; Plans for the Company after the Offer and the Merger; Stockholder Approval and Appraisal Rights.

Purpose of the Offer and the Merger. The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, the Company. The Offer is intended to increase the likelihood that the Merger will be completed promptly. The acquisition of the entire equity interest in the Company has been structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of the Company from the Stockholders to Parent and to provide the Stockholders with cash in a per Share amount equal to the Offer Price for all of their Shares.

Plans for the Company. Following the Merger, the Company will be operated as an indirect wholly-owned subsidiary of Parent. Parent has begun, and intends to continue, a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, geographic locations, management and personnel to determine what changes would be desirable in order to best organize and integrate the activities of the Company and Parent. Parent expressly reserves the right to make any changes that it deems necessary, appropriate or desirable in light of its review or in light of future developments. Parent may discuss with the Company, prior to the consummation of the Offer, certain matters relating to the integration of the Company with the Parent and its affiliates.

Except as discussed above or as otherwise provided in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would result in an extraordinary corporate transaction involving the Company or its subsidiaries, such as a merger, reorganization, or liquidation or sale of a material amount of the Company’s assets, and no current plans to make any material changes in the Company’s capitalization, corporate structure, dividend policy or business. Upon the Merger becoming effective, however, Purchaser’s directors shall become the directors of the Surviving Corporation.

Stockholder Approval and Appraisal Rights. Under a provision in the Company’s Certificate of Incorporation, the approval of two thirds (2/3) of the Company Board and, except as described below, the affirmative vote of the holders of two thirds (2/3) of the outstanding Shares is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to a Short-Form Merger, as described below, the only remaining corporate action of the Company that is required under the DGCL or the Company’s Certificate of Incorporation is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of two thirds (2/3) of the Shares. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other Stockholder.

In the Merger Agreement, the Company has agreed to take all action necessary to convene a meeting of its Stockholders as soon as practicable after the expiration of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, if such action is required.

Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, such number of Shares that, when added to the Shares owned of record by Purchaser on such date, constitutes at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the transactions contemplated thereby, and effect the Merger pursuant to the short-form merger provisions of the DGCL, without a vote of the Stockholders. However, in order to do so, the Company’s Certificate of Incorporation would have to be amended to remove Article Ten thereof (which requires a stockholder vote held at a special meeting of stockholders to approve certain business combinations). Following the acquisition of 90% or more of the Shares, Purchaser would be able to amend the Company’s Certificate of Incorporation without a vote of any other Stockholder. Parent, Purchaser and the Company have agreed to call and convene a special meeting of the Stockholders as promptly as practicable after the Purchaser acquires 90% or more of the Shares for the purpose of amending the Company’s Certificate of Incorporation, to effect the amendment promptly after the meeting and to effect the merger pursuant to the short-form merger provisions of the DGCL promptly after the amendment is effected. If Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer, the Top-Up Option, the Company Securities Option or otherwise and a vote of the Stockholders at a special meeting is required, a significantly longer period of time will be required to effect the Merger.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, Stockholders will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any value arising from the Merger) required to be paid in cash to dissenting Stockholders for their Shares. Any judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares. The value as so determined could be more or less than the Merger Consideration.

If a Stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, his or her right to appraisal as provided in the DGCL, the Shares of that Stockholder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. A Stockholder may withdraw his demand for appraisal by delivering to the Surviving Corporation a written withdrawal of such demand for appraisal and acceptance of the Merger.

Failure to precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

Going Private Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within 1 year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Merger and the consideration offered to Stockholders therein, be filed with the SEC and disclosed to Stockholders prior to consummation of the Merger. Neither Parent or Purchaser believes that Rule 13e-3 will be applicable to the Merger.

13. Dividends and Distributions.

The Merger Agreement provides that the Company will not, between the date of the Merger Agreement and the Effective Time, without the prior written consent of Parent, declare or pay any dividends on or make any other distributions in respect of any capital stock or split, combine, subdivide or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock.

14. Conditions of the Offer.

Subject to the provisions of the Merger Agreement and to any applicable rules and regulations, and notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for, and may delay the acceptance for payment of or the payment for, any tendered Shares, and may terminate the Offer and not accept for payment any tendered shares if:

(i)  the Minimum Condition shall not have been satisfied at the Expiration Date;

(ii)  the applicable waiting period under the HSR Act in respect of the transactions contemplated by the Agreement has not expired or been terminated at or prior to the Expiration Date;

(iii)  any of the following events exist or has occurred, and is continuing at the Expiration Date:

(1)  there shall be pending or threatened in writing any suit, action or proceeding by any governmental entity of competent jurisdiction against Parent, Purchaser, the Company or any of its subsidiaries in connection with the Offer or the Merger, (A) challenging the acquisition by Parent or Purchaser of any Shares pursuant to the Offer or seeking to make illegal, restrain or prohibit the making or consummation of the Offer or the Merger, (B) seeking to prohibit or impose material limitations on the ability of Parent or Purchaser, or otherwise to render Parent or Purchaser unable, to accept for payment, pay for or purchase any or all of the Shares pursuant to the Offer or the Merger, or seeking to require divestiture of any or all of the Shares to be purchased pursuant to the Offer or in the Merger, (C) seeking to prohibit or impose any material limitations on the ownership or operation by Parent, the Company or any of their respective subsidiaries, of all or any material portion of the businesses or assets of Parent, the Company or any of their respective subsidiaries as a result of or in connection with the Offer, the Merger or the other material transactions contemplated by the Merger Agreement, or otherwise seeking to compel Parent, the Company or any of their respective subsidiaries to divest, dispose of, license or hold separate any material portion of the businesses or assets of Parent, the Company or any of their respective subsidiaries as a result of or in connection with the Offer, the Merger or the other material transactions contemplated by the Merger Agreement, or (D) seeking to prohibit or impose material limitations on the ability of Parent or Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares to be purchased pursuant to the Offer or the Merger, including the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company;

(2)  there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or that is deemed applicable pursuant to an authoritative interpretation by or on behalf of a governmental entity to the Offer, the Merger or any other material transaction contemplated by the Merger Agreement, that (x) has had or would reasonably be expected to have, individually or in the aggregate, directly or indirectly, any of the consequences referred to in clauses (A) through (D) of paragraph (1) above, (y) has the effect of making the Offer, the Merger or any other material transaction contemplated by the Merger Agreement illegal or (z) has the effect of prohibiting or otherwise preventing the consummation of the Offer, the Merger or any other material transaction contemplated by the Merger Agreement;

(3)  one or more of the representations and warranties of the Company set forth in Article III of the Merger Agreement shall not be true and correct (without giving effect to any limitation as to

“materiality” or “Company Material Adverse Effect” or similar terms) as if such representations and warranties were made at the time of such determination (except to the extent such representations and warranties relate to an earlier date, in which case only as of such earlier date), except for failures to be so true and correct as do not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(4)  the Company shall have breached or failed, in any material respect, to perform or to comply with any agreement or covenant required to be performed or complied with by it under the Merger Agreement and such breach or failure shall not have been cured within twenty (20) business days following receipt by the Company of written notice of such breach or failure from Parent;

(5)  since the date of the Merger Agreement, a Company Material Adverse Effect shall have occurred; or

(iv)  the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole discretion (except the Minimum Condition, which may not be waived), in each case, subject to the terms of the Merger Agreement. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15. Certain Legal Matters and Regulatory Approvals.

General. Except as described in this Section 15, based solely on information provided by the Company, none of the Company, Purchaser or Parent is aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Parent or Purchaser pursuant to the Offer, the Merger or otherwise, or (ii) except as set forth herein, any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, Purchaser and Parent presently contemplate that such approval or other action will be sought, except as described below under “State Antitakeover Statutes.” While, except as otherwise described in this Offer to Purchase, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company’s business or that certain parts of the Company’s business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered. See Section 14 for certain conditions to the Offer, including conditions with respect to governmental actions.

Anti-Takeover Laws and Provisions. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for 3 years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least two thirds (2/3) of the outstanding voting stock of the corporation not owned by the interested stockholder. Additionally, Article Ten of the Company’s Certificate of Incorporation requires a vote, taken at a meeting of Stockholders, that would not otherwise be required under the DGCL for certain business combinations described therein.

The Company has represented in the Merger Agreement that the Company Board has approved, for purposes of Section 203 of the DGCL and Article Ten of the Company’s Certificate of Incorporation, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, such that Section 203 of the DGCL does not apply to the Merger Agreement or the transaction contemplated by the Merger Agreement, including the Offer and the Merger and such that Article Ten of the Company’s Certificate of Incorporation may be satisfied by the affirmative vote of the holders of two thirds (2/3) of the Shares then issued and outstanding in favor of the Merger. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14 — “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent filed Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on April 15, 2010. Effective as of April 23, 2010, the FTC granted early termination of the waiting period in connection with the Offer and the Merger, and the Offer may be completed at any time after that date. The Merger will not require an additional filing under the HSR Act if the Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of the Purchaser’s proposed acquisition of the Company. At any time before or after the Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer and the other transactions contemplated in the Merger Agreement would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of the Purchaser, the Company, or any of their respective subsidiaries or affiliates or requiring other relief. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Purchaser may not be obligated to consummate the Offer or the Merger. See Section 14 — “Certain Conditions of the Offer.”

16. Fees and Expenses.

Information Agent. Purchaser has retained Georgeson Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee Stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses, and Purchaser will indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

Dealer Manager. Purchaser has retained Georgeson Securities Corporation to act as the Dealer Manager in connection with the Offer. The Dealer Manager will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses, and Purchaser will indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

Depositary. Purchaser has retained Computershare Trust Company, N.A. as the Depositary in connection with the Offer. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. Legal Proceedings.

On April 13, 2010, Morris Akerman, a purported Stockholder, filed a putative class action complaint in the Delaware Court of Chancery on behalf of himself and all other similarly situated Stockholders, captioned Akerman v. North American Galvanizing & Coatings, Inc., et al., C.A. No. 5407-CC. On April 16, 2010, Gerald Beddow, a purported Stockholder, filed a putative class action complaint in the Delaware Court of Chancery on behalf of himself and all other similarly situated Stockholders, captioned Beddow v. North American Galvanizing & Coatings, Inc., et al., C.A. No. 5420-VCL. On April 16, 2010, Barbara Gibbs, a purported Stockholder, filed a putative class action complaint in the County Court for Rogers County, Oklahoma on behalf of herself and all other similarly situated Stockholders, captioned Gibbs v. North American Galvanizing & Coatings, Inc., et al., Case No. CJ-2010-308. On April 20, 2010, Richard Devivo, a purported Stockholder, filed a putative class action complaint in the District Court for Tulsa County, Oklahoma on behalf of himself and all other similarly situated Stockholders, captioned Devivo v. Morrow, et al., Case No. 2010-02551. On May 5, 2010, Carlos Dorta, a purported Stockholder, filed a putative class action complaint in the Delaware Court of Chancery on behalf of himself and all other similarly situated Stockholders, captioned Dorta v. Morrow, et al., C.A. No. 5461. These complaints are collectively referred to herein as the “Stockholder Complaints.”

The Stockholder Complaints purport to assert claims against the Company, the Company Board, Parent and Purchaser (collectively, the “Defendants”) alleging breaches of fiduciary duty and aiding and abetting breaches of fiduciary duty in connection with the Offer. Among other things, the complaints allege that the Company is being sold at an unfair price. Among other relief, the plaintiffs in each of the Stockholder Complaints is seeking an order enjoining Defendants from proceeding with the Merger Agreement, in addition to rescissionary damages, restitution, and attorneys’ fees. Discovery has not commenced, and no trial has been set in any of these actions.

While the lawsuits are in the preliminary stages, Parent and Purchaser believe that the lawsuits are entirely without merit and intend to defend against them vigorously.

18. Miscellaneous.

Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER, PARENT OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Parent and Purchaser have filed with the SEC the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO, including exhibits and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 with respect to the Company (except that they will not be available at the regional offices of the SEC).

BIG KETTLE MERGER SUB, INC.

May 7, 2010

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SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS
AND EXECUTIVE OFFICERS OF PURCHASER AND PARENT

A.	Directors and Executive Officers of Purchaser

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Big Kettle Merger Sub, Inc. Unless otherwise indicated, the current business address of each person is One Museum Place, 3100 West 7th Street, Suite 500, Fort Worth, Texas 76102. Unless otherwise indicated, each such person is a citizen of the United States.

Name and Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
David H. Dingus
Mr. Dingus is the President and is one of the directors of Big Kettle Merger Sub, Inc. Mr. Dingus has been a director of AZZ incorporated since 1999. Mr. Dingus has served as AZZ incorporated’s president and chief executive officer since 2001, and served as president and chief operating officer from 1998 to 2001.

Dana L. Perry
Mr. Perry is the Vice President and Secretary and is one of the directors of Big Kettle Merger Sub, Inc. Mr. Perry has been a director of AZZ incorporated since 1992. Mr. Perry has served as AZZ incorporated’s senior vice president of finance, chief financial officer and secretary since January 2005, and, prior to that, served as vice president of finance, chief financial officer and assistant secretary.

B.	Directors and Executive Officers of Parent

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of AZZ incorporated. Unless otherwise indicated, the current business address of each person is One Museum Place, 3100 West 7th Street, Suite 500, Fort Worth, Texas 76102. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite an individual’s name refers to employment with AZZ incorporated.

Name and Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
David H. Dingus
Mr. Dingus has been a director of AZZ incorporated since 1999. Mr. Dingus has served as AZZ incorporated’s president and chief executive officer since 2001, and served as president and chief operating officer from 1998 to 2001.

Dana L. Perry
Mr. Perry has been a director of AZZ incorporated since 1992. Mr. Perry has served as AZZ incorporated’s senior vice president of finance, chief financial officer and secretary since January 2005, and, prior to that, served as vice president of finance, chief financial officer and assistant secretary.

Name and Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Daniel E. Berce Americredit Corp 801 Cherry Street, Suite 3500 Fort Worth, Texas 76102
Mr. Berce has been a director of AZZ incorporated since 2000. Mr. Berce has been president and chief executive officer of AmeriCredit Corp., a publicly held national automobile consumer finance company, since August 2005 and served as president of AmeriCredit Corp. from April 2003 to August 2005 and as vice chairman and chief financial officer of AmeriCredit prior to that. He serves on the boards of directors of AmeriCredit Corp. and Cash America International, Inc., a publicly held provider of specialty financial services.

Martin C. Bowen Fine Line Diversified Development 201 Main Street, Suite 3100 Fort Worth, Texas 76102
Mr. Bowen has been a director of AZZ incorporated since 1993. Mr. Bowen has been vice president and chief financial officer of Fine Line, a privately held investment holding company, for over five years. Mr. Bowen served as a director of Encore Acquisition Company, a company engaged in the acquisition, development and production of oil and natural gas reserves, from 2004 until 2010, when Encore Acquisition Company was acquired by Denbury Resources Inc., a publicly-held company engaged in the acquisition, development and production of oil and natural gas reserves.

Sam Rosen Shannon, Gracey, Ratliff & Miller, L.L.P. 777 Main Street, Suite 3800 Fort Worth, Texas 76102
Mr. Rosen has been a director of AZZ incorporated since 1996. Mr. Rosen has been a partner in the law firm of Shannon, Gracey, Ratliff & Miller, L.L.P. since 1966 and is a director of GAINSCO, INC., a publicly held insurance holding company.

Kevern R. Joyce c/o AZZ incorporated One Museum Place 3100 West 7th Street, Suite 500 Fort Worth, Texas 76102
Mr. Joyce has been a director of AZZ incorporated since 1997. Mr. Joyce is on the board of directors of Continental Energy Systems. Mr. Joyce was senior advisor to ZTEK Corporation from 2003 to 2006. Mr. Joyce was president, chief executive officer and chairman of Texas New Mexico Power Company from 1994 to 2001 and was a senior advisor to that company until 2003.

Dr. H. Kirk Downey c/o AZZ incorporated One Museum Place 3100 West 7th Street, Suite 500 Fort Worth, Texas 76102
Dr. Downey has been a director of AZZ incorporated since 1992. Dr. Downey currently is an independent business consultant and investor. Dr. Downey served as professor of management, dean and associate provost for academic affairs at Texas Christian University from 1983 to 2000. Dr. Downey is also chairman and a member of the board of trustees of LKCM Funds and LKCM Aquinas Funds, a publicly held family of mutual funds.

Name and Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Daniel R. Feehan Cash America International, Inc. 1600 West 7th Street Fort Worth, Texas 76102
Mr. Feehan has been a director of AZZ incorporated since 2000. Mr. Feehan has served as president and chief executive officer of Cash America International, Inc., a publicly held provider of specialty financial services, since 2000. Prior to that, he served as president and chief operating officer of Cash America. Mr. Feehan is also a director of Cash America and RadioShack Corporation, a publicly held company in the retail consumer electronic goods and services business.

Peter A. Hegedus c/o AZZ incorporated One Museum Place 3100 West 7th Street, Suite 500 Fort Worth, Texas 76102
Mr. Hegedus has been a director of AZZ incorporated since September 2006. Mr. Hegedus is a member of the Supervisory Board of ABB Hungary, a specialty electrical equipment manufacturer, and prior to that served as the Country Manager-ABB Hungary and President of ABB Kft., a position he held since 1995, where he was responsible for all activities of the global ABB organization in Hungary.

John V. Petro	Senior Vice President, Electrical & Industrial Products (2006- Present); Vice President Operations, Electrical & Industrial Products (2001-2006)

Clement H. Watson	Vice President Sales, Electrical Products (2000-Present),

Jim C. Stricklen	Vice President, Business and Manufacturing Systems (2004-Present); Vice President, Assistant Connectivity Technology (2001-2003)

Tim E. Pendley	Senior Vice President, Galvanizing Services Segment (2009- Present); Vice President Operations, Galvanizing Services Segment (2004-2009); Division Operations Manager (1999-2004)

Richard W. Butler	Vice President, Corporate Controller (2004-Present); Corporate Controller (1999-2004)

Ashok E. Kolady	Vice President, Business Development (2007-Present); Operation, Marketing, & Business Development, Eaton Corp. (2004-2007); Process Improvement Lead, General Motors Corporation (1999-2004)

John S. Lincoln
Vice President, Galvanizing Services — Northern Operations (2009-Present); South Central Regional Manager, AGS (2006-2009); Executive Vice President, North American Galvanizing & Coatings, Inc. (1999-2006)

Bryan L. Stovall	Vice President, Galvanizing Services — Southern Operations (2009-Present); Southeast and Texas Coast Region Manager, AGS (2007-2009); Southwest Region Manager, AGS (2001-2007)

Bill G. Estes	Vice President — Bus Duct Systems (2009-Present); General Manager — CGIT and The Calvert Company (2004-2009); General Manager — CGIT (2001-2004)

Name and Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
John A. Petitto	Vice President — Switchgear Systems (2009-Present); General Manager — Central Electric Manufacturing Co. (2003-2009)

Francis D. Quinn	Vice President — Human Resources (2009-Present); Vice President — Benefits and Compensation, Americredit Corp (2004-2008); Assistant Vice President — Benefits, Americredit Corp. (1999-2004)

SCHEDULE II

INFORMATION CONCERNING THE SUBSIDIARIES OF PARENT

The following table sets forth the name and address of the subsidiaries of AZZ incorporated. Unless otherwise indicated, the current business address of each subsidiary is c/o AZZ incorporated, One Museum Place, 3100 West 7th Street, Suite 500, Fort Worth, Texas 76102.

Name	Address
Aztec Industries, Inc.	125 Aztec Drive Richland MS 39218

Aztec Industries, Inc. — Moss Point	4212 Dutch Bayou Rd Moss Point, Mississippi 39563

Automatic Processing Incorporated	4212 Dutch Bayou Road Moss Point, MS 39563

The Calvert Company, Inc.	120 Aztec Drive Richland, MS 39218

Gulf Coast Galvanizing, Inc.	17640 Industrial Park Dr. E. Citronelle, AL 36522

Arkgalv, Inc.	998 Escue Drive Prairie Grove, AR 72753

Arbor-Crowley, Inc.	One Museum Place 3100 West 7th Street, Suite 500 Fort Worth, Texas 76107

Atkinson Industries, Inc.	1801 E. 27th Str. Terr. Pittsburg, KS 66762

AZZ GP, LLC	One Museum Place 3100 West 7th Street, Suite 500 Fort Worth, Texas 76107

AZZ LP, LLC	One Museum Place 3100 West 7th Street, Suite 500 Fort Worth, Texas 76107

AZZ Group, L.P.	One Museum Place 3100 West 7th Street, Suite 500 Fort Worth, Texas 76107

AZZ Holdings, Inc.	One Museum Place 3100 West 7th Street, Suite 500 Fort Worth, Texas 76107

Aztec Manufacturing Partnership, Ltd.	400 North Tarrant Crowley, TX 76036

Aztec Manufacturing — Waskom Partnership, Ltd.	900 E. Texas Avenue Waskom, TX 75692

Rig-A-Lite Partnership, Ltd.	8500 Hansen Houston, TX 77075

Name	Address
International Galvanizers Partnership, Ltd.	5898 Industrial Road Beaumont, TX 77705

Drilling Rig Electrical Systems Co. Partnership, Ltd.	One Museum Place 3100 West 7th Street, Suite 500 Fort Worth, Texas 76107

Arizona Galvanizing, Inc.	15775 Elwood St. Goodyear, Arizona 85338

Hobson Galvanizing Inc.	2402 Engineers Road Belle Chasse, Louisiana 70037

CGIT Systems, Inc.	51 Alder Street Medway, MA 02053

Westside Galvanizing Services, Inc.	3520 S. Riverview Port Allen, LA 70767

Central Electric Company	7900 U.S. Hwy 54 Fulton, MO 65251

Carter and Crawley, Inc.	1010 Thousand Oaks Blvd. Greenville, SC 29607

Central Electric Manufacturing Company	7900 U.S. Hwy 54 Fulton, MO 65251

Electrical Power Systems, Inc.	9490 Ridgeway Tulsa, OK 74131

Clark Contro Systems, Inc.	One Museum Place 3100 West 7th Street, Suite 500 Fort Worth, Texas 76107

AAA Galvanizing Joliet, Inc.	625 Mills Rd. Joliet, Illinois 60433

AAA Galvanizing Dixon, Inc.	310 Progress Dr. Dixon, Illinois 61021

Witt Galvanizing Cincinatti, Inc.	4454 Steel Place Cincinnati, Ohio 45209

Witt Galvanizing Muncie, Inc.	2415 S. Walnut St. Muncie, Indiana 47302

Witt Galvanizing Plymouth, Inc.	2631 Jim Neu Dr. Plymouth, Indiana 46563

AAA Galvanizing Chelsea, Inc.	6022 South Industrial Rd. Chelsea, Oklahoma 74016

AAA Galvanizing Peoria, Inc.	6718 W. Plank Rd. Peoria, Illinois 61604

AAA Galvanizing Winsted, Inc.	800 6th St. SouthWinsted, Minnesota 55395

Name	Address
AAA Galvanizing Hamilton, Inc.	7825 South Homestead Dr. Hamilton, Indiana 46742

AZZ Canada Limited	100 Grantham Ave. South St. Catharines, Ontario L2R 7B9

AZZ Blenkhorn & Sawle Limited	100 Grantham Ave. South St. Catharines, Ontario L2R 7B9

AZZ Delaware Inc.	One Museum Place 3100 West 7th Street, Suite 500 Fort Worth, Texas 76107

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Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each Stockholder of the Company or such Stockholder’s broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Overnight Courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at the telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street — 26th Floor
New York, NY 10038
Banks and Brokers Call: (212) 440-9800
Call Toll Free: (866) 856-0524

The Dealer Manager for the Offer is:

199 Water Street, 26th floor
New York, NY 10038-3560
Call Toll Free: (800) 445-1790